

June 29, 2012

Via E-mail
Rockne J. Timm
Chief Executive Officer
Gold Reserve Inc.
926 West Sprague Ave., Suite 200
Spokane, Washington 99201

>   **Re: Gold Reserve Inc.**
>   **Form T-3**
>   **Filed June 1, 2012**
>   **Amendment No. 1 to Form T-3**
>   **Filed June 6, 2012**
>   **File: 022-28973**

Dear Mr. Timm:

We have limited our review of your Form T-3 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Form T-3 and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your Form T-3 and the information you provide in response to these comments, we may have additional comments.

Indenture Securities, page 3

Item 8. Analysis of Indenture Provisions.

1. Please revise to provide a more complete summary of the indenture, for example provisions relating to default, satisfaction and discharge. See Section 305(a)(2) of the Trust Indenture Act of 1939.

Signature, page 5

2. Please provide an attestation signature. See Form T-3, Signature.

Exhibits

3. We note that Exhibit T3E(1) is incorporated by reference from Exhibit (a)(1)(A) of the Company's Tender Offer Statement on Amendment No. 1 to Schedule TO dated June 1, 2012. With a view to clarifying disclosure, please advise us where the T3E notice statement summarizes the indenture's terms and covenants.

4. Please file the form of supplemental indenture and the statement of eligibility and qualification on Form T-1 as separate exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending Form T-3 please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the Form T-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939 as they relate to the proposed public offering of the securities specified in the above Form T-3. Please allow adequate time for us to review any amendment prior to the requested effective date of the Form T-3.

       Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Albert G. McGrath, Jr., Esq.